Sime Darby

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

LETTER FOR MAINTENANCE OF EXEMPTION

23 April 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement on the change in shareholding of YBhg. Tan Sri Abu Talib bin Othman, a Director of Sime Darby Berhad, released on 23 April 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms. Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

/VADR

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act, 1965

Submitted by S DARBY on 23-04-2004 05:34:42 PM
Reference No SD-040422-32734

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of director

* Name : **Tan Sri Abu Talib bin Othman**
* Address : **21 Lingkungan U-Thant, 55000 Kuala Lumpur**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each in Sime Darby Berhad**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Transferred**	* **18-08-2003**	* **20,000**	

Circumstances by reason of which change has occurred : **Transfer of shares from daughter, Nor Anita binti Abu Talib**
Nature of interest : **Direct**
Consideration (if any) : **Nil**
Total no of securities after change :
Direct (units) : **30,000**
Direct (%) : **0.001**
Indirect/deemed interest (units) : **0**
Indirect/deemed interest (%) : **0**
* Date of notice : **20-04-2004**

Remarks :